UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on nominations for the Executive Board

—

Rio de Janeiro, February 17, 2023 - Petróleo Brasileiro S.A- Petrobras informs that its CEO Jean Paul Terra Prates has indicated 2 new members for the composition of the Executive Board:

•	Chief Institutional Relations and Sustainability Officer, Mrs. Clarice Coppetti;
•	Chief Financial and Investor Relations Officer, Mr. Sergio Caetano Leite.

The nominations will be submitted to the internal procedures of corporate governance, including the compliance and integrity analyses required for the company's succession process, forwarded to the Personnel Committee for appreciation and then to the Board of Directors for deliberation.

Clarice Coppetti has a degree in Accounting and Economic Sciences. She has a postgraduate degree in Strategic Information Technology Management from FGV and a postgraduate degree in Forensic and Banking Law from UniBF/Ibcappa. She was Commercial Director of Companhia de Processamento de Dados do Estado do Rio Grande do Sul, PROCERGS, and was Vice-President of Information Technology at CAIXA Econômica Federal. She was Director of Operations and Services of the Olympic Public Authority and Director of Institutional Relations, accumulating the Financial Directory of the company NORTE ENERGIA S/A. She was full member of the Audit Committee of CAIXA Econômica Federal, full member of the Risk Committee of CAIXA; President of the Information Technology Committee of CAIXA Econômica Federal. She was a full member of the Deliberative Council and of the Fiscal Council of Fundação dos Economiários Federais, FUNCEF. She was full member of the Board of Directors of CAIXA Capitalização S/A and alternate member of the Fiscal Council of CAIXA Consórcios S/A. She is currently a member of CAIXA's Audit Committee.

Sergio Caetano Leite holds a Master's degree in Economics and Management, is a CVM certified portfolio and investment fund manager, with international experience in investment banking and mergers and acquisitions in Brazil and abroad. He worked for over 15 years in the oil industry as a financial consultant and in capital markets in fund management and fiduciary administration, serving institutional and structured funds. Recently, he served as undersecretary of the Northeast Consortium responsible for the Thematic Chambers of Sanitation, Energy (Renewable Energy, Oil and Gas), and Infrastructure and Investment. He also coordinated the Consortium's Investment Platform, structuring more than 2 billion reais in financing for the member states in the last three years.

Any other indications will be communicated to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer